

ZEROCHEATING INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

WITH INDEPENDENT AUDITOR's REVIEW REPORT

TABLE OF CONTENTS



AZM CONSULTANTS
An Independent Audit, Tax & Corporate Consultants

INDEPENDENT AUDITOR'S REVIEW REPORT

TO THE MEMBERS OF ZEROCHEATING INC.

We have reviewed the accompanying financial statements of **ZeroCheating Inc.** (the "Incorporation"), which comprise the Balance sheet as of December 31, 2023, and the related profit and loss account, statement of changes in equity and retained earnings, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Auditor's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

AZM CONSULTANTS



Atta Ullah Shah
Director AZM Consultants
Licensed Certified Public Accountant
Member Institute of Public Accountant Australia
Member Institute of Financial Accountant UK
Certified Internal Controls Auditor USA
Certified Forensic & Audit Analyst USA
November 16, 2024




License #: M-1292
License #: 345208
License #: IPA345208
License #: 24039676
License #: 2403504

ZeroCheating Inc.

Balance Sheet

As of December 31, 2023

	NOTE	Dec 31, 2023	Dec 31, 2022
		---In US $---	
ASSETS			
Current Assets:			
Cash in bank	4	132,524	-
Merger Account		40,000	-
Total Current Assets		172,524	-
Non-Current Assets:			
Property, Plant and Equipment's		-	-
Software's/Patent	5	135,609	3,550
Total Non-Current Assets		135,609	3,550
TOTAL ASSETS		308,133	3,550
EQUITY & LIABILITIES			
Current Liabilities:			
Payroll Liabilities		1,636	-
Total Current Liabilities		1,636	-
Non-Current Liabilities:			
Commitment and Contingencies	6	-	-
Total Liabilities		1,636	-
Equity & Retained Earnings			
Paid Up Common stock at $.00001 par value, 8,000,000 issued, paid & subscribed		80	80
Capital Contribution		702,701	68,744
Accumulated Profit/(Loss)		(396,284)	(65,274)
TOTAL EQUITY & LIABILITIES		308,133	3,550

The annexed notes from 01 to 09 form an integral part of these account.

ZeroCheating, Inc.

Profit and Loss Account

For the year ended December 31, 2023

	NOTE	Dec 31, 2023	Dec 31, 2022
		---In US $---	
Income		-	-
Direct Expenses		-	-
Gross Profit /(Loss)		-	-
Operating Expenses	7	396,284	65,274
Other Income		-	-
Net Profit/(Loss)		(396,284)	(65,274)

The annexed notes from 01 to 09 form an integral part of these account.

ZeroCheating, Inc.
Statement of Changes in Equity & Retained Earnings
As of December 31, 2023

	Common Stock	Capital Contribution	Accumulated Profit /(Loss)	Net Equity
	--------------------In US Dollars--------------------			
Balance at Jan 01, 2023	-		-	-
Contribution during the year	80	702,701	-	702,781
Net Profit /(Loss)	-	-	(396,284)	(396,284)
Balance at December 31, 2023	80	702,701	(396,284)	306,497

The annexed notes from 01 to 09 form an integral part of these account.

ZeroCheating, Inc.

Statement of Cash Flows

For the year ended December 31, 2023

	Dec 31, 2023	Dec 31, 2022
	---In US $---	
Cash Flows from Operating Activities		
Net Profit /(Loss)	(396,284)	(65,274)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in operating assets and liabilities:		
Changes in accounts receivable	(40,000)	-
Changes in accounts payable	1,636	-
Net Cash Used in Operating Activities	(434,648)	(65,274)
Cash Flows from Investing Activities		
(Purchase) of Assets/Software Development	(135,609)	(3,550)
Cash Used in Investing Activities	(135,609)	(3,550)
Cash Flows from Financing Activities		
Increase/Decrease in Financing	-	-
Members Contributions	702,781	68,824
Net Cash Provided by Financing Activities	702,781	68,824
Net change in cash in bank	132,524	-
Cash hand and at bank at beginning of the year	-	-
Cash in hand and at bank at the end of the year	**132,524**	-

The annexed notes from 01 to 09 form an integral part of these account.

NOTE 01: NATURE OF OPERATIONS

ZeroCheating, Inc., is a registered Corporation in the State of Delaware, located at 3200 N. Federal Hwy Ste 206-18, Boca Raton, FL 33431, USA. The Incorporation was founded to address the growing challenges of maintaining academic integrity in both online and in-person education environments. The Company has developed two core solutions designed to prevent cheating and uphold fairness during assessments:

1. Exam Proctoring System: Zero Cheating's exam proctoring technology leverages a multi-lens camera system, motion detection, and device monitoring features to create a secure testing environment. This system ensures compliance with exam protocols by detecting unauthorized devices and suspicious behavior while respecting students' privacy. Recording is triggered only when potentially suspicious activity is detected, focusing on privacy and fairness.

2. Paper Verification Software: The Company's paper verification solution assesses the writing process to confirm the authenticity of submitted work. This tool analyzes typing patterns, active time, and revisions, detecting potential plagiarism or AI-assisted authorship and providing educators with clear insights into academic integrity compliance.

NOTE 02: BASIS OF PREPARATION & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Functional and presentation currency

These financial statements are presented in US dollars, which is the Incorporation's functional currency. Unless otherwise indicated, all financial information presented has been rounded to the nearest dollar.

Going Concern

These financial statements have been prepared on a going concern and historical cost basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To continue in the long run, the Incorporation plans to solidify its product offerings and expand its presence in the academic integrity sector. Having made substantial progress in developing its exam proctoring and paper verification technology, the Company's focus will be on the following key initiatives like:

1. Product Finalization and Testing: The Incorporation has already completed the development and internal testing of the multi-lens camera software, including necessary integrations with learning management systems (LMS) and to further enhance the product functionality and ease of deployment in multiple educational institutions as the asset is already appearing in the financial statements.

2. Market Expansion and Pilot Programs: The Incorporation intends to expand its freemium pilot program, offering individual faculty members access to its tools, with the option for campus-wide paid licenses through LMS integrations. These pilots aim to establish strong use cases that will aid in further market penetration.

3. Community and Brand Engagement: To strengthen brand credibility and build a community, the Incorporation regularly hosts webinars, participate in conferences, and maintain a social media presence, and positioning the Incorporation as a think tank leader in academic integrity.

4. Strategic Hiring and Team Expansion: The Incorporation has recruited the key positions, including roles in EdTech, marketing, and customer success, to support product scaling and user onboarding. Additionally, the Incorporation will continue to engage a growing team of education consultants who will leverage their networks to recommend and implement Zero Cheating's software.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The preparation of these financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates.

Significant Risks and Uncertainties

The Incorporation is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, limited operating history, local competition or changes in consumer taste. These adverse conditions could affect the Incorporation's financial condition and the results of its operations

Property and Equipment

Property and equipment is measured at cost less accumulated depreciation and accumulated impairment losses, if any. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets.

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Incorporation's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Trade debts and other receivables

Trade debts are carried at original invoice amount less an estimate made for doubtful receivables based on review of outstanding amounts at the year end. Balances considered bad and irrecoverable are written off when identified. Other receivables are carried at nominal amount which is the fair value of the consideration to be received in future.

Advertising Expense

Advertising expenses are recorded as and when incurred.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the incorporation expects to receive in exchange for those goods or services.

The Incorporation applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted.

Cash and cash equivalents

Cash and cash equivalents for the purpose of cash flow statement comprise of balances at banks and include short term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash and cash equivalents are carried in the balance sheet at cost except for foreign currency deposits, which are carried at fair value.

Trade and other payables

Liabilities relating to trade and other payables are carried at cost which is the fair value of consideration to be paid in future for goods and services received, whether billed to the Incorporation or not.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2021, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Incorporation's financial statements.

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Incorporation Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-Incorporation transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Incorporation's financial statements and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Incorporation's financial statements. As the new accounting pronouncements become effective, the Incorporation will adopt those that are applicable under the circumstances.

NOTE 03: RELATED PARTY TRANSACTIONS

There is no related party transaction at the date of balance sheet of the Incorporation.

	Dec 31, 2023	Dec 31, 2022
	---In US $---	
NOTE 04: CASH AT BANK		
Business Checking	132,524	-
	132,524	-
NOTE 05: SOFTWARES / PATENT		
Software Development		3,550
Exam Proctoring	91,476	-
Paper Monitoring	44,134	-
	135,609	3,550

The Incorporation holds a patent bearing number US11996010B1 for a proctoring system specifically designed for computerized test administration. This system integrates multiple digital cameras and advanced AI software to capture and synchronize video of the examinee, the keyboard, the monitor, and the surrounding environment. This setup addresses various cheating methods by providing comprehensive coverage of the testing space, allowing for enhanced security and integrity in both in-person and remote testing environments.

Zero Cheating has filed two more patent applications to further protect its innovations in the proctoring technology space, which primarily focused on biometric verification technology and third patent is under review which extends Zero Cheating's capabilities to paper-based examinations.

NOTE 06: COMMITMENT AND CONTINGENCIES

The Incorporation may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Incorporation does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2023 the Incorporation has not reported any lawsuit or known plans of litigation by or against the Incorporation and there is no contingent liability against the Incorporation at the date of balance sheet.

NOTE 07: SUBSEQUENT EVENTS

Management's Evaluation

Based on evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

ZeroCheating Inc.

Notes to the Financial Statement

For the year ended December 31, 2023

	Dec 31, 2023	Dec 31, 2022
	---In US $---	
NOTE 08: OPERATING EXPENSES		
Operating Expenses:		
Payroll & Wages	156,505	-
Officer Compensation	120,000	-
Advertising & Marketing	7,930	-
Research & Development	-	53,274
Legal & Professional Fee	66,649	12,000
Traveling, Boarding & Lodging	29,004	-
Computer, Internet & Website	4,255	-
Rent	3,522	-
Office Expenses	4,328	-
Meals	2,322	-
Other Operating expenses	1,768	-
Total Operating Expenses	**396,284**	**65,274**

NOTE 09: GENERAL

These financial statements have been presented in the US dollar which is the Incorporation's functional and presentation currency.